ANGLO AMERICAN

07026883

Company Secretarial Department

Catherine Marshall
Companies Secretary

Direct Fax +44 (0) 20 7968 8755
Direct Line +44 (0) 20 7698 8627
e-mail cmarshall@angloamerican.co.uk

Securities and Exchange Commission
450 Fifth Street, NW
Washington DC 20549
United States of America

3 September, 2007

SUPPL

Dear Sirs

Re: 12g3-2(b) Exemption for Anglo American plc
Exemption number 82 – 97

Pursuant to the provisions of Rule 12g3-2(b) promulgated under the Securities and Exchange Act of 1934, we are hereby furnishing information that Anglo American plc has made public announcements on the following dates:

Sharebuyback

- 8 August – 3 September

Director/PDMR interests

- SIP – 9 August
- R C Alexander external appointment – 28 August

Other

- Dividend conversion rates – 29 August
- Total Voting Rights – 31 August
- Interim Accounts Viewing – 3 September

For and on behalf of Anglo American plc

Yours faithfully

C Marshall
Companies Secretary
Encs

Dew 9/25

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Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Two copies of the Company's Interim Report and Accounts for the period ended 30 June 2007, have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

Tel. No. (0) 20 7066 1000

N Jordan
Company Secretary
3 September 2007

End

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Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 31 August 2007, an independent company purchased 426,320 ordinary shares of the Company at prices between £28.01 and £28.74 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 17,331,518 ordinary shares in treasury, and has 1,325,578,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 84,958,314 ordinary shares, representing 6.41 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
3 September 2007

Anglo American plc (the "Company")

Total voting rights

In accordance with the FSA's Disclosure and Transparency Rules, the Company announces that, at 6pm on 30 August 2007:

- it had 1,342,910,258 issued ordinary shares of US$0.54945 each admitted to trading. Each ordinary share carries the right to one vote in relation to all circumstances at general meetings of the Company;
- it held 17,331,518 ordinary shares in treasury. The voting rights of treasury shares are automatically suspended;
- accordingly, it had total voting rights of 1,325,578,740.

The total voting rights figure (1,325,578,740) may be used by shareholders (and others with notification obligations) as the denominator for the calculations by which they will determine whether they are required to notify their interest in, or a change to their interest in, the Company under the FSA's Disclosure and Transparency Rules.

Andy Hodges
Deputy Company Secretary
Anglo American plc
31 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 30 August 2007, an independent company purchased 548,118 ordinary shares of the Company at prices between £27.13 and £27.76 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 30 August 2007 at prices between £27.11 and £27.79 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,331,518 ordinary shares in treasury, and has 1,325,578,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 84,531,994 ordinary shares, representing 6.38 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
31 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 29 August 2007, an independent company purchased 305,842 ordinary shares of the Company at prices between £26.73 and £27.39 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 29 August 2007 at prices between £26.65 and £27.30 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,206,518 ordinary shares in treasury, and has 1,325,703,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 83,983,876 ordinary shares, representing 6.34 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
30 August 2007

ANGLO AMERICAN plc

Interim Dividend of US$0.38 per ordinary share
(Dividend no 17)

Amounts per ordinary share in Sterling and Euros

Further to the announcement of 3 August 2007, the equivalent of the dividend in Sterling is 18.9351 pence per share and in Euros is 27.9028 Euro cents per share based on exchange rates of US$1 = £0.4983 and US$1 = €0.7343.

As announced on 3 August 2007, the equivalent of the dividend in South African Rand is R2.7054 per ordinary share.

Dividend warrants are scheduled to be mailed on Wednesday 19 September for payment on Thursday 20 September 2007.

Other details relating to the dividend are contained in the announcement of 3 August 2007 and are included on the Company's website www.angloamerican.co.uk

N Jordan
Company Secretary
29 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company – Correction to announcement released at 12.33 today.

The Company announces that on 27 August 2007, an independent company purchased 131,720 ordinary shares of the Company at prices between £27.90 and £28.34 per share, and not 610,076 ordinary shares as previously announced today. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 17,081,518 ordinary shares in treasury, and has 1,325,828,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 83,678,034 ordinary shares, representing 6.31 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 28 August 2007, an independent company purchased 342,168 ordinary shares of the Company at prices between £27.32 and £27.87 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 28 August 2007 at prices between £27.05 and £27.90 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 17,081,518 ordinary shares in treasury, and has 1,325,828,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 83,678,034 ordinary shares, representing 6.31 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
29 August 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Directors' appointments

The Company announces that on 27 August 2007, Mr R C Alexander, a Non Executive Director of the Company, was appointed as a Non Executive Director of Stein Mart, Inc. (Nasdaq: SMRT) the fashion retailer.

Mr Alexander will serve on Stein Mart's audit and compensation committees.

This notification satisfies the Company's obligations under the Financial Services Authority Listing Rule 9.6.14.

Nick Jordan
Company Secretary
28 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 24 August 2007, an independent company purchased 499,408 ordinary shares of the Company at prices between £26.96 and £27.65 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 24 August 2007 at prices between £27.00 and £27.76 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,956,518 ordinary shares in treasury, and has 1,325,953,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 83,204,146 ordinary shares, representing 6.28 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
28 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 23 August 2007, an independent company purchased 368,279 ordinary shares of the Company at prices between £27.46 and £27.49 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

Anglo American plc currently holds 16,831,518 ordinary shares in treasury, and has 1,326,078,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 82,704,738 ordinary shares, representing 6.24 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
24 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 22 August 2007, an independent company purchased 598,892 ordinary shares of the Company at prices between £26.73 and £27.46 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 65,955 of its ordinary shares on 22 August 2007 at prices between £26.50 and £27.00 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,831,518 ordinary shares in treasury, and has 1,326,078,740 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 82,336,459 ordinary shares, representing 6.21 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
23 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 21 August 2007, an independent company purchased 496,747 ordinary shares of the Company at prices between £25.10 and £26.32 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 21 August 2007 at prices between £25.80 and £26.55 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,765,563 ordinary shares in treasury, and has 1,326,144,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 81,737,567 ordinary shares, representing 6.16 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
22 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 20 August 2007, an independent company purchased 417,400 ordinary shares of the Company at prices between £25.75 and £26.59 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 20 August 2007 at prices between £26.04 and £26.86 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,640,563 ordinary shares in treasury, and has 1,326,269,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 81,240,820 ordinary shares, representing 6.13 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
21 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 17 August 2007, an independent company purchased 729,961 ordinary shares of the Company at prices between £24.16 and £26.23 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 70,000 of its ordinary shares on 17 August 2007 at prices between £24.09 and £26.18 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,515,563 ordinary shares in treasury, and has 1,326,394,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 80,823,420 ordinary shares, representing 6.09 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
18 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 16 August 2007, an independent company purchased 673,368 ordinary shares of the Company at prices between £25.27 and £26.42 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 125,000 of its ordinary shares on 16 August 2007 at prices between £24.65 and £26.45 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,445,563 ordinary shares in treasury, and has 1,326,464,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 80,093,459 ordinary shares, representing 6.04 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
17 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 15 August 2007, an independent company purchased 634,667 ordinary shares of the Company at prices between £26.28 and £27.18 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 175,000 of its ordinary shares on 15 August 2007 at prices between £26.60 and £27.66 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,320,563 ordinary shares in treasury, and has 1,326,589,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 79,420,091 ordinary shares, representing 5.99 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
16 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 14 August 2007, an independent company purchased 586,960 ordinary shares of the Company at prices between £27.78 and £28.66 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 175,000 of its ordinary shares on 14 August 2007 at prices between £27.77 and £28.89 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 16,145,563 ordinary shares in treasury, and has 1,326,764,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 78,785,424 ordinary shares, representing 5.94 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
15 August 2007

Anglo American PLC (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 13 August 2007, an independent company purchased 579,657 ordinary shares of the Company at prices between £26.84 and £28.26 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 175,000 of its ordinary shares on 13 August 2007 at prices between £26.93 and £28.20 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 15,970,563 ordinary shares in treasury, and has 1,326,939,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 78,198,464 ordinary shares, representing 5.89 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

N Jordan
Company Secretary
Anglo American plc
14 August 2007

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Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 10 August 2007, an independent company purchased 518,331 ordinary shares of the Company at prices between £25.94 and £27.07 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 250,000 of its ordinary shares on 10 August 2007 at prices between £26.00 and £27.22 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 15,795,563 ordinary shares in treasury, and has 1,327,114,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,618,807 ordinary shares, representing 5.85 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
13 August 2007

Anglo American plc (the "Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 356413

Anglo American Share Incentive Plan – SIP

The SIP is an Inland Revenue approved trust arrangement, operated through Halifax plc, under which employees are able to buy ordinary shares in the Company of US$0.54945 each ("ordinary shares"), using monthly deductions from salary, and are allocated an equivalent number of free ordinary shares ("matching shares"). Both the purchased shares and the matching shares are held in the SIP trust. The matching shares are acquired by the SIP Trust and allocated to the relevant employees. During the short period of time between acquisition and allocation, the executive directors of the Company are deemed to be interested in those shares.

The Company was advised yesterday that the following transactions took place in relation to the SIP on Tuesday 7 August 2007:

1. 6,172 Shares were allocated to employee participants as matching shares.

2. The following executive director / persons discharging managerial responsibility ("PDMR") of the Company each acquired the undernoted ordinary shares at a price of £27.80 and were allocated an equal number of matching shares, free of charge:

B R Beamish	(PDMR)	4 shares
C B Carroll	(director)	5 shares
R J King	(PDMR)	4 shares
R Médori	(director)	4 shares
D Weston	(PDMR)	5 shares

The notification of these transactions is to satisfy the Company's obligations under the Financial Services Authority Disclosure and Transparency Rules 3.1.2 to 3.1.4.

Andy Hodges
Deputy Secretary
9 August 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that, pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 250,000 of its ordinary shares on 9 August 2007 at prices between £27.40 and £28.67 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 15,545,563 ordinary shares in treasury, and has 1,327,364,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,100,476 ordinary shares, representing 5.81 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
10 August 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The Company announces that on 8 August 2007, an independent company purchased 364,891 ordinary shares of the Company at prices between £28.06 and £28.41 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 250,000 of its ordinary shares on 8 August 2007 at prices between £28.10 and £28.59 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 15,295,563 ordinary shares in treasury, and has 1,327,614,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 77,100,476 ordinary shares, representing 5.81 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Andy Hodges
Deputy Company Secretary
Anglo American plc
9 August 2007

Anglo American PLC ("the Company")
Registered office: 20 Carlton House Terrace, London, SW1Y 5AN
Registered number: 3564138

Purchases of Ordinary Shares in the Company

The buyback programme of US$4 billion announced in the interim results press release of 3 August 2007 commenced on 6 August 2007. The Company announces that on 7 August 2007, an independent company purchased 272,176 ordinary shares of the Company at prices between £27.30 and £27.72 per share. This purchase was made by an independent company to be funded by a wholly owned overseas subsidiary of the Company, which wholly owned subsidiary will have the right to nominate a transferee for such shares, and otherwise in accordance with arrangements substantially the same as those announced by the Company on 23 March 2006.

In addition to the above, and pursuant to the authority granted by shareholders at the Extraordinary General Meeting held on 25 June 2007, Anglo American plc purchased 250,000 of its ordinary shares on 7 August 2007 at prices between £27.30 and £27.76 per share. The purchased shares will all be held as treasury shares.

Anglo American plc currently holds 15,045,563 ordinary shares in treasury, and has 1,327,864,695 ordinary shares in issue (excluding treasury shares) and the independent companies referred to in the announcement of 23 March 2006 together hold 76,735,585 ordinary shares, representing 5.78 per cent of Anglo American plc's ordinary shares in issue (excluding treasury shares).

Catherine Marshall
Companies Secretary
Anglo American plc
8 August 2007

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